July 24, 2007



Mr. Daniel L. Gordon
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:  AmeriResource "Technologies, Inc.
       Form 10-KSB for the year ended December 31, 2004
       Form 10-KSB for the year ended December 31, 2005
       Form 10-QSB for the quarter ended June 30, 2006
       Response letters dated September 12, 2006 and November 18, 2005 File No. 0-20033

Dear Mr. Gordon:

We have received your letter dated March 21, 2007, containing additional comments regarding the above documents.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The following are our answers to your comments, numbered to correspond to your comments.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

CONSOLIDATED STATEMENT OF CASH FLOWS, PAGE F-7.

   1. We note your response to comment 3 and await the filing of your amendments including your revised cash flow statements for fiscal years 2005 and 2004.

RESPONSE:

       Per previous discussions with your office, we will re-file amended K's and Q's at the conclusion of the comments.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


NATURE OF BUSINESS AND BUSINESS COMBINATIONS, PAGE F-8

   2. We have read and reviewed your response to comment 4. Please confirm to us that you recorded impairment or an expense for the difference between the original investment ($209,000) and the write down to $71,500 in early 2005. If so, tell us where this was recorded in the income statement and the cash flow statement. We may have further comment.


RESPONSE:

       The original investment was valued at $209,000 based on a stipulated value of the company's stock, which was much higher than the current market price. The company and the former Eagle Rider investor believed the company stock would appreciate because of the operations and assets of Eagle Rider. Therefore, by mutual consent, the value of $209,000 was selected, which was a multiple of the current stock price. Prior to the issuance of the annual report, the company had determined that pursuing the investment in Eagle Rider was not in the company's best interest. Therefore the transaction was unwinded prior to year end. Pursuant to APB 18 (paragraph 9) the transaction was treated as an investment (market value method) due to the company's inability to exercise significant influence over the investee. The company had issued 250,000 shares of common stock (post reverse) for its investment in Eagle Rider. Prior to the issuance of the company's annual report, the majority owner of Eagle Rider offered $71,500 for the company's interest. Therefore, the company recorded the original investment at $71,500 or about $0.29 per share. This amount is in line with the other issuances for the year. Accordingly, since $71,500 reflected a fair value based on the current market price, it was determined that no loss was recorded on the statement of operations.

   3. We note your response to comment 5: however, it is still unclear to us how you determined that it was appropriate to account for your investment in RoboServer Systems Corp. as a marketable security available for sale in 2004. Since you owned less than 50% but more than 20% of RoboServer in 2004, it appears that (you) should have accounted for your investment using the equity method of accounting. Paragraph 17 of APB 18 states that the equity method of accounting for an investment in common stock should be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock. Ability to exercise that influence may be indicated in several ways, such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel, or technological dependency. Please provide us with an analysis of these indications of significant influence regarding your investment in RoboServer Systems Corp. in 2004. Unless you are able to provide evidenced that strongly supports that you did not have significant influence, it should be presumed and your filings should be revised to account for this investment using the equity method. Please explain or revise your filing.

RESPONSE:

       During the year ended December 31, 2004, AmeriResource had no control over RoboServer either directly or indirectly. There was substantial doubt regarding the parent's ability to control the subsidiary (ARB-51). Third parties controlled the day to day operations, and the direction of the company. It was the intention of the third parties to control the operations, and contractually, the creator of the software was to develop and market the software. It was the company's intention to sell its holdings in RoboServer as soon as the holding period allowed the sale, to pursue other business interests (Net2Auction and BizAuctions). Per APB 18, typically investments in a company with ownership of between 20% and 50% should be accounting for using the equity method. However, if evidence to the contrary exists as to the company's ability to influence the investee, the company should consider its ability to influence the investee in determining the method of accounting. Accordingly, the company determined the financial statements would be more readable and accurate to treat the portion of the stock that would be available for sale within a year to be classified as marketable securities available for sale.

   4. We note your response to comment 5 regarding consolidation of RoboServer in 2005; however, it is unclear to us what changed between 2004 and 2005 that led you to believe that consolidation was appropriate. Was a new agreement entered into that amended the rights of investors in RoboServer? Although the president of your company is also the president of RoboServer and that president is the majority owner of both your company and RoboServer, this does not cause your company to control RoboServer. You are still the minority investor based on voting rights and unless you have entered into an agreement that gives your company special rights, it does not appear appropriate for you to consolidate RoboServer. Please provide us with an analysis of RoboServer based on EITF 96-16.

RESPONSE:

       During 2005, the company took over control, operated RoboServer's day to day operations, borrowed and loaned funds, and controlled the direction of the company. Indeed, it operated as a division of the company. The original software creator was replaced with a manager. The company decided to hold the stock, rather than sell it. The parent company had control over the subsidiary. Indeed, the company could, and did have the ability to influence the investee, and therefore changed its method of accounting for the investment. Since the company and RoboServer acted as one corporation, sharing resources, management, and vision, it was determined that the company and RoboServer should be accounted for on the consolidated basis.

   5. Furthermore, on page 4 of your 10QSB for the quarter ended June 30, 2006 you disclose that as of August 1, 2006 you owned 47.15% of RoboServer's common stock and that upon conversion of the Super Voting Preferred stock you would have 76.2% of the control. However, you disclosed to us previously that the Super Voting Preferred stock was paid as compensation to the president and is no longer owned by your company. Please clarify.



RESPONSE: The six million five hundred thousand (6,500,000) shares of SuperVoting was paid as compensation to the president of the companies and carries a 10 votes per share voting. The president of AmeriResource is the majority shareholder of the parent company and is also the president of RoboServer Systems Corp. RoboServer was controlled by the parent company, and the companies operated in concert as day-to-day operations were considered together, funds were loaned between the companies, budgets we considered together, and the companies intended on maintaining control over RoboServer. Again, per APB 18, the company had the ability to influence the investee. Accordingly, the companies were reported on the consolidated basis.

Form 10-KSB for the year ended December 31, 2005

Note 1 - Summary of Significant Accounting Policies

Nature of Business and Business Combinations, page F-9

   6. We note your response to comment 9; however, based on your disclosures on pages 4 and 5 of your 10-QSB for the quarter ended September 30, 2006, it appears that Auction Wagon, Inc. was not a shell company that had no revenues, assets, or operations since at the time of acquisition AWI already had 25 affiliate locations. Therefore, we are reissuing our previous comment. Please tell us why you did not provide pro forma financial statements and audited financial statements in accordance with
       Item 310 {copyright} of Regulation S-B of AWI.


RESPONSE:

       Auction Wagon, Inc.'s affiliate locations had minimal operations, had limited assets (about $15,000) negative equity, net loss on about $20,000 of gross revenue year to date when acquired. Since this was less than 10% of the company's assets and revenue, there was no requirement to provide pro forma financials, and audited statements in accordance with Item 310{copyright} of Regulation S-B .

Revenue Recognition, page F-11


   7. Please tell us how much of the revenue earned in 2005 relates to RoboServer, your specific revenue recognition policy for this revenue, and how it was earned. Please specifically address the partnering arrangements that you have entered into with St. Clair Interactive Systems and Renaissance (as disclosed in your 2006 10-QBS). Furthermore, we note that you installed 2 pilot RoboServer self-serve units in two different fast-food franchises (one in fall of 2005 and the other in the spring of 2006); please provide us with more details regarding these arrangements including the following:
          - Did you record any revenue related to the installation of the self-serve units?
          - Did you sell the units to the customers or is the equipment/software lease/licensed from your company?
          -  Does your company provide on-going service to these customers?

RESPONSE:

RoboServer had $2,500 in gross revenues during the year ended December 31, 2005. This was for miscellaneous consulting.

The partnering relationships with St. Clair Interactive Systems and Renaissance are both support based companies that have developed a strategic alliance with RoboServer. Each company provides various levels of support personnel that have expertise in software and hardware development. Each company charges on a per day or per hour basis for their support when required. There are no revenue sharing arrangements with the companies.

RoboServer installed pilot self-serve units late in 2005 and early in 2006. One at Angelo's Burgers-Encinitas, CA; and one at Dairy Queen - Oceanside, Ca. The self-serve unit installed in Angelo's Burgers is the "Line Buster Self-Serve Machine" and was installed in January of 2006. The unit was installed at no cost to the owner. The installation was for the purpose of a Pilot Program for RoboServer and Angelo's to see how the customers would accept and interact with a kiosk ordering systems. The kiosk unit and software is being leased to Angelo's. There are no revenue share agreements with Angelo's and RoboServer. There is ongoing and minimal support provided to Angelo's at the expense of RoboServer.

Dairy Queen-Oceanside, CA; RoboServer executed a pilot agreement with a Dairy Queen franchisee D/B/A Dairy Queen By The Pier/One More Chance Corporation, of Oceanside, CA in January of 2006. The full installation of the kiosk occurred in April-May of 2006. There is no revenue share agreement with DQ. The unit was sold to the DQ franchisee for $1,499.00 and the software has been licensed to the DQ franchisee. RoboServer provides on-going support to the customer which is billed on a per hour basis for the services performed.


Intangible Assets

   8. We note your response to comment 12; however, you did not fully respond to our comment. Thus, we are reissuing the following part of our previous comment. Please tell us and include in your future disclosure, including any amendments, your policy for impairment testing of these software costs. Furthermore, please tell us and include in your future disclosure, including any amendments, your account policy for recording software development costs. Specifically cite the accounting guidance that you follow.




RESPONSE:

Pursuant to FAS-86, par.3 and par. 5, the company expenses all costs for the internal development and production of computer software products that are to be sold, leased, or otherwise marketed until technological feasibility is established. Since the company is using software created by others (primarily St. Claire) and adapting it to work on hardware, and for specific clients, it reached the technological feasibility stage during 2005. The company evaluates the cost quarterly to ensure that the costs of abandoned projects are expensed.

   9. Furthermore per your statements of income and cash flows, we do not note that you have begun amortization of any of these software costs. Please additionally tell us and include in your future disclosures your amortization policy regarding these software costs.


RESPONSE:

The software has reached technological feasibility, and is currently being marketed to various fast-food establishments. During 2005 and 2006, the majority of the software was technologically feasibly, and was being tested (see 7 above) Accordingly, since all of the products are currently available to be sold, or otherwise marketed, (the company currently has several verbal agreements for the purchase and installation of self-serve units, and a couple of completed sales as of the second quarter 2007), the company will begin amortizing the software cost over a 15 year period - the estimated useful life of the product (see FAS-86).


Form 10-QSB for the quarter ended June 30, 2006

Statement of Cash Flows, page F-4


   10. We note your response to comment 14; however your accounting policy does not appear to be in accordance with SFAS 86. Product enhancements are included within the scope of SFAS 86 which states that costs should not be capitalized until the enhancement itself reaches technological feasibility. Please tell us if technological feasibility of the product enhancements had been reached for all costs capitalized for software product enhancements. Please additionally update your accounting policy disclosure in future filings.

RESPONSE:

During 2004, and part of 2005, the company was creating its own software, and therefore expensing the research and development cost of the software. During 2005, the company began purchasing software, and adapting it to specific applications (i.e. Angelo's Burger and Dairy Queen). When technological feasibility was obtained in 2005, the company began capitalizing the portion of the cost that applied directly to the enhancement of the technologically feasible software.

Item 2 - Management's discussion and Analysis of Financial Conditions and Results of Operations

General, page 4

   11. We note your response to comment 15. You stated that Net2Auction, Inc. acquired 50.2% of the voting common stock and 12,000,000 shares of Series A Preferred stock from the largest shareholder of Kootenai Corp. for $171,000 in 2006. You also disclose on page 4 of your filing that Net2Auction, Inc. owned approximately 70% of BizAuctions Inc. common stock as of August 1, 2006. Please reconcile the difference between these two statements for us. Also tell us if the Series A Preferred stock that Net2Auction, Inc. owns has voting rights and if the 70% figure that you disclosed in your filing includes the preferred stock ownership.

RESPONSE:

On May 9, 2006, Net2Auction purchased 50,000,000 shares from the largest shareholder of Kootenai Corp., and at the time of acquisition of shares, there were approximately 99,959,000 shares issued and outstanding. 50,000,000 shares represented approximately 50.02% of the issued and outstanding stock at the time of the acquisition.

On May 27, 2006, there was a 1000 to 1 reverse stock split whereby reducing the issued and outstanding to 99,959 shares. On May 28, 2006, Kootenai Corp. purchased all of the stock of BizAuctions Corp. from Net2Auction, Inc. for the issuance of Fifty million (50,000,000) shares of common restricted stock and Twelve million (12,000,000) shares of SuperVoting Preferred stock. This increased the issued and outstanding common stock to a total of Fifty Million Ninety-nine thousand Nine Hundred Fifty-nine (50,099,959) shares and Twelve million (12,000,000) shares of SuperVoting Preferred. The SuperVoting Preferred carries a 10 for 1 voting right. Combining the common stock issued and outstanding of 50,099,959 and the conversation of the SuperVoting Preferred of 120,000,000 would provide a total of 170,099,959 shares of common stock. This represents a total ownership by Net2Auction, Inc. and affiliates of 170,050,000 shares or approximately 99.9%.

We will amend the disclosure to reflect the above.

   12. Furthermore, since you do not wholly own Net2Auction, Inc. which owns BizAuctions Inc., it appears that your company does not own more than 50% of BizAuctions, Inc. In this regard, please tell us how you determined that it was appropriate to consolidate BizAuctions, Inc. into your financial statements (as disclosed on page 3 of your 10 - QSB for the quarter ended September 30, 2060. Cite the applicable accounting literature in your response.

RESPONSE:

The parent company exercised control over Net2Auction, and BizAuctions during the period. Funds were borrowed and loaned between companies, day-to-day operations were conducted by the parent company, budgets and business plans were made for the group of companies. Consolidated statements provided more meaningful information to investors by giving the details. Per ARB-51, the equity method was intended where the investor had the ability to exert significant influence over the investee, but lacked majority ownership. In this case, the company had total influence over the investee, and the companies operated as a single unit. The consolidated approach nets out the same as the equity method (after the minority interest is considered) but provides details for the investor.



Thank-you for your help in this matter. If there are any questions regarding the above responses, please contact me at the office at (702)214-4249.

Sincerely,

/s/ Delmar Janovec
------------------
Delmar Janovec
President

DAJ: dj